LIFE SCIENCES RESEARCH, INC.
401 Hackensack Avenue
9th Floor
Hackensack, NJ 07601

Phone: 201-525-1819
Fax: 201-525-1331
LSRinc@LSRinc.net
October 13, 2009
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Amendment No. 1 to Schedule 13E-3 Filed September 23, 2009
Filed by Life Sciences Research, Inc., Lion Holdings, Inc., Lion
Merger Corp., LAB Holdings LLC, Andrew H. Baker, Focused
Healthcare Partners, LLC
File No.: 005-62457

Life Sciences Research, Inc.
Revised Preliminary Proxy Statement Filed on Schedule 14A
Filed on September 23, 2009
File No.: 001-32615

Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 16, 2009
File No.: 001-32615

Life Sciences Research, Inc.
Definitive Proxy Statement Filed on Schedule 14A
Filed on April 9, 2009
File No.: 001-32615
Dear Mr. Riedler:
     Set forth below is the response of Life Sciences Research, Inc. (the “Company”) to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated October 7, 2009, concerning the following:

Jeffrey Riedler
Securities and Exchange Commission
October 13, 2009

•	The Company’s revised preliminary proxy statement on Schedule 14A filed on September 23, 2009 (the “Preliminary Proxy Statement”);

•	Amendment Number 1 to Transaction Statement on Schedule 13E-3 filed on September 23, 2009 (which amended the Schedule 13E-3 originally filed on August 11, 2009 (the “Schedule 13E-3”));

•	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”); and

•	The Company’s definitive proxy statement on Schedule 14A filed on April 9, 2009 (the “April 2009 Proxy Statement”).
     For your convenience, we have set out the text of the Staff’s comments in bold, followed in each case by the Company’s response. Capitalized terms used in this response letter but not otherwise defined in this response letter have the meanings ascribed to them in the Preliminary Proxy Statement.
     Contemporaneously with this response, the Company is also filing with the Commission a further revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) and Amendment Number 2 to the Schedule 13E-3. To expedite your review, we are sending you via overnight delivery (A) marked copies of (i) the Revised Preliminary Proxy Statement marked against the Preliminary Proxy Statement (the “Marked Proxy”) and (ii) Amendment Number 2 to the Schedule 13E-3 marked against Amendment Number 1 to the Schedule 13E-3, and (B) a marked copy of the changed pages of the Form 10-K referenced in our response to the Staff’s comment number 8.
     Based upon our discussion with Ms. Rose Zukin of the Staff on October 6, 2009, we have also attached hereto a marked copy of page 98 of the Form 10-K, which copy was referenced in our response letter to you dated September 23, 2009 but was inadvertently omitted from the attachments to that response letter. In addition, based upon that conversation, we understand that the Staff will not require the Company to file a formal amendment to the Form 10-K or the April 2009 Proxy Statement at this time.
Schedule 14A, filed September 23, 2009
Special Factors
Approval and Recommendation of the Board of Directors, page 36
1.	We note your response to Comment 20 and reissue the Comment in part. We note your disclosure on the cover letter, in the notice to shareholders, and on pages 33 and 36 that the Board of Directors determined that the transaction was in the “best interests” of the Company and its stockholders. Please revise throughout the filing to expressly disclose whether the company reasonably believes that the Merger is substantively and procedurally fair to

Jeffrey Riedler
Securities and Exchange Commission
October 13, 2009

unaffiliated stockholders. See Item 1014(a) of Regulation M-A. Please also note that your response to our prior comment 18, which also constituted your response to our prior comment 20, indicated that each holder of non-Excluded Shares is unaffiliated with the Company. However, please reconcile this conclusion with the definition of Excluded Shares which does not include shares held by each of the Company’s directors and executive officers other than Mr. Baker, all of whom are affiliates of the Company.
Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose that the Company reasonably believes that the Merger is substantively and procedurally fair to unaffiliated stockholders. Please see the Cover Letter, Notice of Special Meeting of Stockholders, pages 13, 32, 33, 37 and 49 of the Revised Preliminary Proxy Statement pages 9, 24, 27, 28 and 38 of the Marked Proxy.
With respect to the statement in our response to the Staff’s prior comment 18 that “each holder of non-Excluded Shares is unaffiliated with the Company,” we agree with the Staff’s comment that this statement is not accurate. The Staff is correct that the definition of the term “Excluded Shares” does not include the Company’s officers and directors (other than Mr. Baker) who are affiliated with the Company. However, as no unaffiliated stockholders hold Excluded Shares, the fairness opinion of Plymouth Partners addresses the fairness of the transaction with respect to all unaffiliated stockholders of the Company. Plymouth Partners’ opinion was simply over-inclusive in that it addressed the fairness of the transaction with respect to the Company’s unaffiliated stockholders as well as its executive officers and directors (other than Mr. Baker), since no executive officer or director of the Company (other than Mr. Baker) holds Excluded Shares. In response to the Staff’s prior comment 20, the Preliminary Proxy Statement was revised to clarify that Plymouth Partners’ opinion addresses the fairness of the transaction with respect to all unaffiliated stockholders of the Company.

2.	We reissue Comment 21. The recommendation and analysis of the Special Committee, which the board expressly adopted, still does not appear to address the factors described in clauses (ii) and (viii) of Instruction 2 to Item 1014 and Item 1014(d) of Regulation M-A, or alternatively, explain in detail why such factors were not deemed material or relevant. For example, disclosure on page 34 in the section entitled Market Price and Premium indicates that the Special Committee considered historical market prices but only refers to a closing market price of the Shares on March 3 and July 6, 2009. Did the Special Committee consider historical market prices, including prices of the Shares in 2008? If so, please revise your discussion accordingly. If not, please disclose why the Special Committee did not consider historical market prices material or relevant. Similarly, the factors considered by the Acquiring Parties does not appear to address clauses (ii) and (viii) of

Jeffrey Riedler
Securities and Exchange Commission
October 13, 2009

Instruction 2 to Item 1014 and Item 1014(c) of Regulation M-A. Please revise your disclosure to provide the requested information.
Response: The Preliminary Proxy Statement has been revised in response to the Staff’s comment regarding the Special Committee’s consideration of the factors described in clauses (ii) and (viii) of Instruction 2 to Item 1014 of Regulation M-A. To address clause (ii), the Preliminary Proxy Statement has been revised to indicate that the Special Committee considered historical prices of the Shares over the five year period prior to the announcement of the Merger. Please see pages 34 and 35 of the Revised Preliminary Proxy Statement and page 26 of the Marked Proxy. To address clause (viii), the Preliminary Proxy Statement has been revised to indicate that no firm offers regarding a merger or consolidation of the Company, the sale of all or any substantial part of the assets of the Company or any purchase of a controlling interest of the Company’s outstanding Shares had been received by the Company in the prior two years. Please see page 33 of the Revised Preliminary Proxy Statement and page 25 of the Marked Proxy.
In response to the Staff’s comment regarding the Special Committee’s consideration of the factors described in Item 1014(d) of Regulation M-A, the Preliminary Proxy Statement has been revised to indicate why the Special Committee decided not to retain any additional unaffiliated representatives, other than the independent legal and financial advisors to the Special Committee. Please see page 35 of the Revised Preliminary Proxy Statement and page 26 of the Marked Proxy.

The Preliminary Proxy Statement has been revised in response to the Staff’s comment regarding the Acquiring Parties’ consideration of the factors described in clauses (ii) and (viii) of Instruction 2 to Item 1014. To address clause (ii), the Preliminary Proxy Statement has been revised to include expanded disclosure regarding the Acquiring Parties’ consideration of historical market prices. Please see page 47 of the Revised Preliminary Proxy Statement and page 37 of the Marked Proxy. To address clause (viii), the Preliminary Proxy Statement has been revised to indicate that the Acquiring Parties considered that they were not aware of any firm offers for the Company made in the prior two years by any unaffiliated person for (i) the merger or consolidation of the Company with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) the purchase of the Company’s securities that would enable the holder to exercise control of the Company. Please see page 49 of the Revised Preliminary Proxy Statement and page 39 of the Marked Proxy.

In response to the Staff’s comment regarding the Acquiring Parties’ consideration of the factors described in Item 1014(c) of Regulation M-A, the Preliminary Proxy Statement has been revised to disclose the information required by Item

Jeffrey Riedler
Securities and Exchange Commission
October 13, 2009

1014(c). Please see page 50 of the Revised Preliminary Proxy Statement and page 39 of the Marked Proxy.
Opinion of Financial Advisor to the Special Committee, page 37
3.	We note your response to Comment 24 and reissue the Comment in part. You disclose that the companies that were selected for the Selected Publicly Traded Companies Analysis were selected “primarily” because of their business focus, location of operations, and market capitalization. You further disclose that the transactions selected for the Selected Precedent Transactions Analysis were acquisitions of companies “primarily” in the CRO industry, with a total consideration in excess of $75 million. Please indicate whether the criteria used in selecting these companies and transactions were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.
Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to delete the word “primarily” preceding the description of the methodologies and criteria used in selecting the companies and transactions included in the Selected Publicly Traded Companies and Selected Precedent Transactions analyses, as the methodologies and criteria described were the only methodologies and criteria used to select the companies and transactions used in those analyses. Please see pages 40 and 42 of the Revised Preliminary Proxy Statement and pages 30 and 32 of the Marked Proxy. The criteria used in selecting the companies and transactions were consistently applied and no deliberate exclusions from the dataset were made.
4.	We note your response to Comment 28 and reissue the Comment in part. Please expand this paragraph to disclose the recommendations, if any, resulting from the analysis conducted by Plymouth Partners. Please refer to Item 1015(b)(6) of Regulation M-A.
Response: In response to the Staff’s comment, we advise the Staff that Plymouth Partners made no recommendation regarding the results of the analyses referenced in the above comment. In further response to the Staff’s comment, the Preliminary Proxy Statement has been revised to indicate that the results of these analyses were noted for informational purposes only and were not compared to the $8.50 per Share merger consideration. In addition, the Preliminary Proxy Statement has been revised to indicate that Plymouth Partners did not form an opinion or recommendation as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Please see page 44 of the Revised Preliminary Proxy Statement and pages 34 and 35 of the Marked Proxy.

Jeffrey Riedler
Securities and Exchange Commission
October 13, 2009

5.	We note your response to Comment 29 and reissue the Comment in part. Although you have added additional disclosure to your filing indicating that the Special Committee determined that Plymouth Partners’ contingent fee structure was customary and appropriate for an engagement of this type, you have not addressed the potential conflicts of interest associated with this fee structure. Please revise your filing accordingly.
Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide disclosure concerning the potential conflicts of interest associated with Plymouth Partners’ fee structure. Please see page 34 of the Revised Preliminary Proxy Statement and page 25 of the Marked Proxy.
Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger, page 45
6.	We reissue Comment 31. The disclosure on pages 46 and 51 provides a discussion of the benefits and detriments of the Merger to security holders “other than Mr. Baker and his affiliate, Focused Healthcare Partners, L.L.C.” and “other than Parent, Merger Sub, any other direct or indirect wholly owned subsidiary of Parent, any direct or indirect wholly owned subsidiary of the Company, Mr. Baker and his affiliate, Focused Healthcare Partners, L.L.C.” but not unaffiliated security holders. As noted in the first comment of this letter, since the Company’s directors and executive officers are affiliates of the Company, the referenced disclosure does not provide the disclosure required by Item 1013(d) of Regulation M-A as to unaffiliated security holders. Please revise your disclosure accordingly.
Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the required disclosure with respect to the Company’s unaffiliated stockholders. Please see pages 46 and 51 of the Revised Preliminary Proxy Statement and pages 36 and 40 of the Marked Proxy.
Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger, page 50
7.	We note your response to Comment 32 and reissue the Comment in part. Please expand your filing to disclose the reasons behind the structure of the going private transaction. Please refer to Item 1013(c) of Regulation M-A.
Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose the reasons behind the structure of the going private transaction. Please see page 51 of the Revised Preliminary Proxy Statement and page 40 of the Marked Proxy.

Jeffrey Riedler
Securities and Exchange Commission
October 13, 2009

Form 10-K for Fiscal Year Ended December 31 2008
Notes to Consolidated Financial Statements
Note 7. Income Taxes
8.	Please refer to our prior comment 62 in which we requested that you clarify what the line item “change in estimate” represents in your rate reconciliation between the US statutory rate and the effective rate and to explain any major changes in this line item for the periods presented. Your response indicated that you provided revised disclosure on page 68 but we are unable to identify any changes in disclosure that addressed our comment. We reissue the comment in its entirety.
Response: Please see pages 68 and 69 of the marked Form 10-K, which include additional disclosure in response to the Staff’s comment.
Closing Comments
     On behalf of the filing persons (including the Company), we confirm that the each filing person (including the Company) acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please note that the Company has scheduled a special meeting of its stockholders to approve the Merger on November 16, 2009. We greatly appreciate your efforts to expedite your review to accommodate this schedule.  Thank you.

Sincerely,
/s/ Mark L. Bibi
Mark L. Bibi
Secretary and General Counsel